OPPENHEIMER LIMITED TERM MUNICIPAL FUND
Supplement dated October 1, 2010 to the
Prospectus dated January 28, 2010, revised as of April 1, 2010
This supplement amends the Prospectus of Oppenheimer Limited Term
Municipal Fund (the “Fund”) and is in addition to any other
supplement(s).
The first paragraph of the section titled "Advisory Fees" under the heading "How the Fund is Managed," on page 20, is replaced with the following:
Advisory Fees. Under the Investment Advisory
Agreement, the Fund pays the Manager an advisory fee,
calculated on the daily net assets of the Fund, at an
annual rate that declines on additional assets as the Fund
grows: 0.50% of the first $100 million of average annual
net assets of the Fund, 0.45% of the next $150 million,
0.425% of the next $250 million, 0.40% of the next $4.5
billion, and 0.39% of average annual net assets over $5
billion. The Fund's advisory fee for the period ended
September 30, 2009 was 0.41% of average annual net
assets for each class of shares. Effective April 1, 2009,
the Manager agreed to voluntarily waive the advisory fee
by 0.06% of the Fund's average daily net assets through
March 31, 2010. This voluntary waiver will be applied
after all other waivers and/or reimbursements and may
be withdrawn at any time.
October 1, 2010 PS0860.033